Exhibit 99.1

Funtalk China Holdings Limited Announces Additions to Board of Directors

BEIJING, May 5 /PRNewswire-Asia/ – Funtalk China Holdings Limited (the “Company”) (Nasdaq: FTLK) today announced the appointment of two new independent members to the Company’s Board of Directors.  Mr. Kitae Lee and Mr. Hua Yang have been added to the Company’s board of directors effective immediately, bringing the total number of directors to nine.

Mr. Kitae Lee is a visiting professor at Seoul National University. He is the former Vice Chairman of Global Collaboration for Samsung Electronics, where he has worked for more than 30 years and held various positions including the Chief Technology Officer, the Vice Chairman and President and CEO of the telecommunications network business.  He has received various awards and recognition within the industry, such as being included on Business Week’s “Stars of Asia” list in July 2002, the grand prize for Information and Communications in April 2003, “Gold Medal for Industrial Contribution of Korea” in November 2003, the IEEE Distinguished Industry Leader Award in May 2005, the IMI Grand Prize for Best Management in December 2005 and the first Je-Ga Park Award in June 2006.  Additionally, Mr. Lee is an Honorary Chairman of the Korean Society of Quality Management (KSQM) and a member of the National Academy of Engineering of Korea (NAEK).  He has also been the Chair of the Korea Association of Information and Telecommunication (KAIT) from 2005 to 2008 and the Chair of the Korea Association of Photonics Industry Development (KAPID) from 2003 to 2009. Mr. Lee received his bachelor’s degree in electrical engineering from Inha University in Korea.

Mr. Hua Yang currently serves as the Chairman of Beijing Capital Tourism Co., Ltd., a publicly traded company in China where he has worked since April 2000.  Since 2004, he has also been the Vice Chairman of the Board of Unisplendour Corp., Ltd. and the Chairman of Century Securities Co., Ltd.  From 2003 to 2006, Mr. Yang was the Chairman of the Board of Hainan Nanshan Cultural Tourism Development Co., Ltd. and from 2003 to 2005 he was the Chairman of the Board of BTG International Travel & Tours.  Prior to joining Beijing Capital Tourism Group Co., Ltd., Mr. Yang was a general manager at China Technology International Trust and Investment Company from 1995 to 2000 and a vice-division chief at China’s Securities Regulatory Commission from 1993 to 1995.  He holds an EMBA from Tsinghua University.

Mr. Fei Dongping, Chief Executive Officer of Funtalk, commented, “We are very pleased to welcome both Mr. Lee and Mr. Yang to our Board.  Kitae is a well recognized expert in the mobile phone industry, having worked for Samsung, our largest customer and one of the world’s largest handset providers, for many years.  He is also the recipient of several notable industry awards.  Hua has extensive executive-level experience as he has served in leadership positions at Beijing Capital Tourism Co. Ltd., a public company in China, for ten years, and served as the Chairman of the Board at several other companies.  His executive experiences, combined with his experience at China’s Securities Regulatory Commission, can further enhance our corporate governance efforts.  Both individuals have very strong operational and managerial backgrounds, and their unique skills will contribute significantly as we continue to build up our business.”

About Funtalk China Holdings Limited

The Company is a retailer and distributor of wireless communications devices, accessories and content in China. The Company enjoys a national network of branch offices and distribution centers servicing approximately 9,500 retail outlets in over 350 cities across 30 Chinese provinces, a network of mobile phone retail chains with a total of 446 mobile phone retail stores, and an internet retailing platform (http://www.dongdianwang.com) to complement the Company’s retail operations.  More information about the Company can be found at http://www.funtalk.cn

Safe Harbor and Informational Statement

This press release includes forward-looking statements, including without limitation the expected benefits of the new independent director appointments, that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company’s control. These factors include the risk that the Company will not use the proceeds from the offering in the manner contemplated or successfully integrate any acquisitions of retail chains, as well as the other risk factors detailed in the Company’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Funtalk China Holdings Limited